Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hampton Roads Bankshares, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-159104) on Form S-8 of Hampton Roads Bankshares, Inc. and subsidiaries (the Company) of our report dated July 11, 2011, with respect to the statement of assets available for benefits of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2010, the related statement of changes in assets available for benefits for the year then ended, and the supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010), which report appears in the December 31, 2010 annual report on Form 11-K of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust.

/s/ KPMG LLP

Norfolk, Virginia

July 11, 2011